Mail Stop 4561

July 28, 2008

Larry D. Ingwersen
President and Chief Executive Officer
Digitiliti, Inc.
266 East 7th Street, 4th Floor
St. Paul, MN 55101

> **Re:** **Digitiliti, Inc.**
> **Amd. No. 2 to Registration Statement on Form 10**
> **Filed: July 11, 2008**
> **File No. 000-53235**

Dear Mr. Ingwersen:

We have reviewed your amended filing and have the following comments.

Form 10/A

Cover Page

1.   Please check the appropriate box on the cover page of the registration statement to indicate your filing status.

Item 1. Business.

Products, page 11

2.   We note your response to comment 3 of our letter dated June 10, 2008. You do not appear to have either explained or disclosed your "strategic product progression roadmap," which you continue to refer to on page 12. Therefore, we reissue the applicable part of comment 3.

Item 13. Financial Statements and Supplementary Data

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 66

3.   We note your response to comment 19 of our letter dated June 10, 2008 indicates
      you recognize set-up fees if and when received and that they are considered
      immaterial. Please explain to us how you considered SAB Topic 13(A)(3)(f) with
      respect to your set-up fees, and tell us the total set-up fees recognized as revenue
      in the fiscal years ended December 31, 2007 and 2006 and the fiscal quarters
      ended March 31, 2008 and 2007.

                          *   *   *   *   *

        As appropriate, please amend your document in response to these comments.
Your responsive amendment should also include a marked copy of the amended filing
that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as
those in HTML format that show changes within paragraphs help us to expedite our
review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        You may contact Mark Shannon at (202) 551-3299 or Mark Kronforst at (202) 551-
3451 if you have questions or comments on the financial statements and related matters.
For all other questions, please contact Matt Crispino at (202) 551-3456 or Jay Ingram at
(202) 551-3397 if you have questions. If you require further assistance, please contact
me at (202) 551-3735.

                                                Sincerely,

                                                Barbara C. Jacobs
                                                Assistant Director

cc: Via Facsimile (801) 355-7126
        Leonard W. Burningham, Esq.
        Telephone (801) 363-7411